UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALBANY MOLECULAR RESEARCH, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

012423109

(CUSIP Number)

DECEMBER 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 012423109

1.	Names of Reporting Persons THOMAS E. D’AMBRA, PH.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,638,416 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,638,416 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,638,416 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.1% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  Based on 32,998,159 shares of Common Stock outstanding as of December 31, 2007.

(2)  Represents shares jointly owned with Dr. D’Ambra’s spouse, Constance M. D’Ambra.

Item 1.
	(a)	Name of Issuer Albany Molecular Research, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 21 Corporate Circle, PO Box 15098, Albany, NY 12212-5098

Item 2.
	(a)	Name of Person Filing Thomas E. D’Ambra, Ph.D.
	(b)	Address of Principal Business Office or, if none, Residence 21 Corporate Circle, PO Box 15098, Albany, NY 12212-5098
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 012423109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,638,416 (2)
(b) Percent of class: 14.1% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 4,638,416 (2)
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 4,638,416 (2)

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

(1)  Based on 32,998,159 shares of Common Stock outstanding as of December 31, 2007.

(2)  Represents shares jointly owned with Dr. D’Ambra’s spouse, Constance M. D’Ambra.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14,2008
Date
/s/ Thomas E. D’Ambra
Signature
Thomas E. D’Ambra CHIEF EXECUTIVE OFFICER
Name/Title